

08025980

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BP 3/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2008

Washington, DC
110

SEC FILE NUMBER
8- 65173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Trading Services Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125C Gaither Drive   East Gate Business Center
_____
(No. and Street)

Mt. Laurel   New Jersey   08054
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard W. Schank   856-802-9400
_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
_____
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815   Philadelphia   PA   19102
(Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 0 G 2008

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Richard W. Schank_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Professional Trading Services Brokerage, LLC a/k/a PTS Brokerage, LLC_____ , as of ___December 31_____ , 20_07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). ·
- ☒ (d) Statement of ⊠⊠⊠⊠⊠⊠⊠⊠⊠⊠⊠⊠⊠⊠⊠ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

PTS BROKERAGE, LLC

DECEMBER 31, 2007

PTS BROKERAGE, LLC

DECEMBER 31, 2007

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

The Member
PTS Brokerage, LLC
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial condition of **PTS Brokerage, LLC (a Limited Liability Company)** as of December 31, 2007 and the related statements of income and Member equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimate made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PTS Brokerage, LLC** as of December 31, 2007 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROMEO & CHIAVERELLI LLC
February 13, 2008

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$383,093
Receivables	127,681
Prepaid expenses	12,379
Total current assets	523,153
PROPERTY AND EQUIPMENT	
Computer equipment	2,862
Furniture	495
	3,357
Less accumulated depreciation	(3,357)
Total property and equipment	0
Total Assets	**$523,153**

LIABILITIES AND MEMBER EQUITY

LIABILITIES	
Commissions payable	$ 81,839
Accrued expenses	4,500
Total current liabilities	86,340
MEMBER EQUITY	436,814
Total Liabilities and Member Equity	**$523,153**

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF INCOME AND MEMBER EQUITY

YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions	$710,806
Investment advisory fees	300,920
Other income	1,183
Total revenue	1,012,909
OPERATING EXPENSES	
Employee compensation and benefits	658,869
Occupancy	2,601
Regulatory fee	2,791
Insurance licenses	2,631
Other expenses	12,994
Total operating expenses	679,886
Net income from operations	333,023
EXTRAORDINARY INCOME	35,000
NET INCOME	368,023
Member equity, beginning of year	218,791
Less: Distribution of member capital	(150,000)
Member equity, end of year	$436,814

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$,368,023
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Change in:	
Accounts receivable	(96,950)
Prepaid Expenses	(11,172)
Commissions payable	67,074
Accrued expenses	2,668
Net cash provided by operating activities and increase in cash	(38,380)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution of member capital	(150,000)
Net cash used by financing activities	(150,000)
Cash, beginning of year	203,450
Cash, end of year	383,093

The accompanying notes are an integral part of these
financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and was registered as a broker-dealer in August 2002 under the Securities Exchange Act of 1934, as amended. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in twenty five (25) states to conduct securities transactions and maintains one branch office.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost. Depreciation is provide primarily by the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 year
Furniture	5 year

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Revenue from the placement of life insurance products is recognized upon notification of policy acceptance and renewal. Revenue from investment advisory services is recognized as received. Revenue from financial planning services is recognized as billed.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a proprietorship. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Member income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2007, the ratio was 0.29 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, providing investment advisory services and providing financial planning services. At December 31, 2007, the Company had net capital, as defined, of $296,754, which was $291,754 in excess of its required minimum net capital of $5,000.

NOTE C – EXPENSE AGREEMENT

The Company enters into an annual expense agreement with Professional Training Services, a company under common control. Under the agreement, the Company shares space with Professional Training Services and utilizes their telephone services in return for the payment of a percentage of Professional Training Services' monthly lease expense and their monthly telephone costs. For the year 2007, the Company paid 10% of the rent expense and 10% of the monthly telephone costs. The total rent expense for 2007 was $2,601.00 and the total telephone expense was $1,234.43.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE D – EXTRAORDINARY INCOME

On November 28, 2006, NASD and NYSE Group announced a plan to consolidate their member regulation operations. In connection with the Transaction, a one-time special member payment of $35,000 was made to each NASD member firm in August 2007.

SUPPLEMENTARY INFORMATION

PTS BROKERAGE, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total member equity from Statement of financial condition	$ 436,814
Deduct non-allowable assets:	
Receivable	127,681
Prepaid expenses	12,379
	140,060
Net capital	$296,754
Minimum net capital required per 15c3-1 (a)(2)	$ 5,000
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 86,339
Ration of aggregate indebtedness to net capital	29 %
Debt-equity ratio computed in accordance with 15c3-1(d)	0

PTS BROKERAGE, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total member equity according To Form X-17A-5	$ 428,237
Audit Adjustments	8,577
Total members' equity according to the audit	$ 436,814

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 427,531
Audit Adjustments	
Increase in net income	8,577
Increase in non-allowable receivables	(127,681)
Increase in other non-allowable assets	(11,673)
Net audit adjustments	(130,777)
Net capital according to the audit	$ 296,754

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA Medford, NJ (609) 268-9781	1601 Walnut Street, Suite 815 Philadelphia, PA 19102 (215) 569-2113 FAX (215) 972-0787	Anthony Chiaverelli, CPA Horsham, PA (215) 542-7544

Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Member
PTS Brokerage, LLC
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of PTS Brokerage, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurances on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of Member, the Financial Industry Regulatory Authority, Securities and Exchange Commission, the New York Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies, which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 13, 2008

END